

September 29, 2011

Via U.S. Mail
Mr. Lawrence H. Wolfe
Chief Financial Officer
Mustang Alliances, Inc.
410 Park Avenue, 15th Floor
New York, New York 10022

> **Re: Mustang Alliances, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 000-54212**

Dear Mr. Wolfe:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended June 30, 2011

Item 4. Controls and Procedures

1. We note your disclosure that you have concluded that your disclosure controls and procedures are not effective as of the end of the period covered by the Form 10-Q for the quarter ended June 30, 2011. You also disclose that therefore, your internal controls over financial reporting are not effective as of June 30, 2011 based on certain material weaknesses which you also disclose. In light of the nature of the material weaknesses disclosed, and the fact that you disclose that during the quarter ended June 30, 2011 there was no material changes in internal control over financial reporting, please explain to us why you believe that a conclusion that both disclosure controls and procedures and internal control over financial reporting were <u>effective</u> as of December 31, 2010 and March 31, 2011 is appropriate. Please advise or revise your Form 10-K for the year ended December 31, 2010 and Form 10-Q for the quarter ended March 31, 2011 to

include an appropriate conclusion as to the effectiveness of your disclosure controls and procedures and internal controls over financial reporting.

Exhibit 32.1 Section 906 Certification

2. We note that only Leonard Sternheim, Chief Executive Officer and President, has signed the Section 906 Certification filed as Exhibit 32.1. In light of the fact that it appears you have a Chief Financial Officer, who signed the Section 302(a) Certification filed as Exhibit 31.2, it is required that the Chief Financial Officer should also sign the Section 906 Certification filed as Exhibit 32.1.   See guidance in Exchange Act Rule 13a-14(b) and Rule 15d-14(b). Please revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief